

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2021

Ajay Kochhar
Chief Executive Officer and Director
Li-Cycle Holdings Corp.
2229 San Felipe Street, Suite 1450
Houston, TX 77019

   Re: Li-Cycle Holdings Corp.
      Amendment No. 1 to Registration Statement on Form F-4
      Exhibit No. 10.12
      Filed May 13, 2021
      File No. 333-254843

Dear Mr. Kochhar:

  We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

         Sincerely,

         Division of Corporation Finance